UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

ROKK3R INC.
(Name of the Issuer)

Rokk3r Inc.

Rokk3r Labs LLC

Rokk3r Fuel Fund 2, LP

Nabyl Charania

German Montoya

Jeffrey S. Ransdell

Salim Ismail
(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

77544L104
(CUSIP Number of Class of Securities)

Nabyl Charania
Chief Executive Officer, Director
ROKK3R INC.

2121 NW 2nd Avenue #203

Miami, Florida 33127

Telephone (305) 259-6637
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Peter Jaslow, Esq.
Ballard Spahr LLP
1735 Market Street, 51st Floor
Philadelphia, PA 19103-7599
Telephone:  215-864-8737
Facsimile:  215-864-8999

This statement is filed in connection with (check the appropriate box): ☒

The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934. ☐

The filing of a registration statement under the Securities Act of 1933. ☐

A tender offer. ☐

None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Value (1)	Amount of Filing Fee (2)
$20,000.00	$2.60

(1) Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the value of the securities to be acquired consists of an estimated $20,000 of cash to be paid in lieu of the issuance of fractional shares of common stock in the reverse stock split.

(2) In accordance with Rule 0-11(b)(1) under the Exchange Act and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019, the filing fee of $2.60 was determined by multiplying 0.0001298 by the transaction valuation of $20,000.00.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. ☒

Amount Previously Paid:	$4.00
Form or Registration No.:	Schedule 13E-3 (File No. 005-78571)
Filing Party:	Rokk3r Inc.
Date Filed:	April 3, 2020

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INTRODUCTION

This Amendment No. 1 to the Transaction Statement on Schedule 13E-3 (the “Schedule”) is being filed by Rokk3r Inc., a Nevada corporation (“Rokk3r”, the “Company”), and Rokk3r Labs LLC, Rokk3r Fuel Fund 2, LP, Nabyl Charania, German Montoya, Jeffrey S. Ransdell, and Salim Ismail (collectively, and together with Rokk3r Inc., the “Filing Persons”) under Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 promulgated thereunder, in connection with the Company’s proposed 200-for-1 reverse stock split (the “Reverse Stock Split”) of its common stock, par value $0.0001 per share (the “Common Stock”).  The Company will pay out fractional shares resulting from the Reverse Stock Split and intends to “go private” thereafter.

The Reverse Stock Split was approved by Rokk3r’s Board of Directors (the “Board”) on March 16, 2020.  On March 16, 2020, Rokk3r stockholders (all of whom are affiliated stockholders) holding approximately 88% of our outstanding Common Stock delivered to Rokk3r their consent approving the Reverse Stock Split and other transactions contemplated thereby.  The stockholder consent is sufficient under Nevada law to approve the certificate of amendment and the Reverse Stock Split without the concurrence of any other stockholders.  The Reverse Stock Split is expected to take effect no sooner than twenty (20) days following the mailing of a definitive Information Statement on Schedule 14C to stockholders of record as of May 17, 2020, the record date for stockholders entitled to vote on the Reverse Stock Split (the “Effective Time”), subject to approval by, and compliance with the requirements of, the Financial Industry Regulatory Authority.

No fractional shares will be issued in connection with the Reverse Stock Split. Stockholders who hold less than 200 shares of existing common stock at the Effective Time will receive cash in the amount of $0.64 per share of existing pre-reverse split Common Stock and will cease to be stockholders of Rokk3r after the reverse stock split.  The amount of cash each holder of fractional Common Stock will receive will be calculated by multiplying the number of shares of existing common stock held by the stockholder on the effective date of the Reverse Stock Split (the “Effective Date”) by $0.64.  Stockholders who hold more than 200 shares of existing Common Stock on the Effective Date will receive: (i) one share of new Common Stock for each 200 shares of existing Common Stock held on the effective date of the reverse split; and (ii) cash in lieu of any fractional share of new common stock that such holder would otherwise be entitled to receive on the basis of $0.64 per share of existing common stock.

Believing that Rokk3r currently derives no material benefit from its public company status and the thin trading market in our Common Stock has not provided liquidity to our stockholders, the Board concluded that Rokk3r should terminate its public company status.  The completion of the Reverse Stock Split will reduce the number of outstanding shares of the Company’s Common Stock from 106,834,926 shares to approximately 534,025 shares.

Upon conclusion of the Reverse Stock Split, the number of stockholders will be reduced to approximately 80.  This will allow the Company to terminate the registration of its Common Stock under Section 12(g) of the Exchange Act and to suspend its reporting obligations under Section 15(d) of the Exchange Act.  After the suspension of the Company’s duty to file periodic reports and other information with the Securities and Exchange Commission (the “SEC”), the Company will cease to file reports and information with the SEC.

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The Company’s exchange agent, Securities Transfer Corporation, will process the Reverse Stock Split on or about the 20th day following the mailing of a definitive information statement to be filed on Schedule 14C describing the reverse stock split.

The total amount of funds necessary to make cash payments to stockholders in connection with the Reverse Stock Split will be approximately $20,000.  In addition, the other expenses incurred to effect the reverse stock split are estimated to be approximately $60,000.  We expect to use cash on hand to pay the cash consideration in connection with the reverse stock split and other expenses for the reverse stock split.

Information contained in (i) the Company’s preliminary information statement on Schedule 14C filed on March 17, 2020, as amended on April 21, 2020 (the “Preliminary Information Statement”), (ii) the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed by the Company on April 1, 2019 (the “Form 10-K”) and (iii) the Company’s quarterly reports on Form 10-Q filed by the Company for the quarterly periods ended March 31, 2019, June 30, 2019 and September 30, 2019 filed on May 15, 2019, August 26, 2019 and November 19, 2019, as amended, respectively (the “Form 10-Qs”) is incorporated into this Schedule 13E-3 by reference.  Capitalized terms used but not defined herein will have the meanings given to them in the Company’s disclosure statement attached to this Schedule and made a part hereof.

All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

Item 1. Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet” and “Questions and Answers about the Reverse Stock Split” in the Preliminary Information Statement and incorporated by reference as Exhibit (a)(1) hereto, is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The Company’s name and address, and the telephone number at that address, are:

Rokk3r Inc.

2121 NW 2nd Avenue #203

Miami, Florida 33127

Telephone (305) 259-6637

(b) Securities. The information set forth in the Preliminary Information Statement under the caption “Summary Term Sheet: Trading of Common Stock” is incorporated herein by reference.

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(c) Trading Market and Price. The information set forth in the Preliminary Information Statement under the caption “Summary Term Sheet: Trading of Common Stock” is incorporated herein by reference.

(d) Dividends. The information set forth in the Preliminary Information Statement under the caption “Summary Term Sheet: Trading of Common Stock” is incorporated herein by reference.

(e) Prior Public Offerings. The information set forth in the Preliminary Information Statement under the caption “Summary Term Sheet: Trading of Common Stock” is incorporated herein by reference.

(f) Prior Stock Purchases. The information set forth in the Preliminary Information Statement under the caption “Summary Term Sheet: Trading of Common Stock” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The Filing Persons are each of (i) Rokk3r Inc., the subject company, (ii) Rokk3r Labs LLC, a Florida limited liability corporation, (iii) Rokk3r Fuel Fund 2, LP, a Delaware limited partnership, (iv) Nabyl Charania, chief executive officer and director of Rokk3r Inc. and Managing Member of Rokk3r Labs LLC, (v) German Montoya, a director of Rokk3r Inc. and Managing Member of Rokk3r Labs LLC, (vi) Jeffrey S. Ransdell, a director of Rokk3r Inc. and a General Partner of Rokk3r Fuel Fund 2, LP and (vii) Salim Ismail, a director of Rokk3r Inc.

The names of the persons specified in Instruction C to Schedule 13E-3, each of whom is a director or executive officer of Rokk3r Inc., Rokk3r Labs LLC or Rokk3r Fuel Fund 2, LP., are set forth under the caption “Identity and Background of the Directors and Officers of the Company and Affiliates” of the Preliminary Information Statement and is incorporated herein by reference. The business address and telephone number of each Filing Person and each director and executive officer of Rokk3r Inc. is 2121 NW 2nd Avenue #203, Miami, FL 33127 and (305) 259-6637.

(b) Business and Background of Entities. The information set forth in the Preliminary Information Statement under the caption “Identity and Background of the Directors and Officers of the Company and Affiliates” is incorporated herein by reference.

(c) Business and Background of Natural Persons. The information set forth in the Preliminary Information Statement under the caption “Identity and Background of the Directors and Officers of the Company and Affiliates” is incorporated herein by reference.

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Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the Preliminary Information Statement under the captions “Summary Term Sheet” is incorporated herein by reference.

(b) Purchases. The information set forth in the Preliminary Information Statement under the caption “Special Factors - Interests of the Company’s Directors and Executive Officers in the Reverse Stock Split” is incorporated herein by reference.

(c) Different Terms. Not applicable.

(d) Appraisal Rights. The information set forth in the Preliminary Information Statement under “Rights of Dissenters and Unaffiliated Stockholders” of the caption “Summary Term Sheet” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Preliminary Information Statement under “Reports, Opinions and Appraisals” and “Rights of Dissenters and Unaffiliated Stockholders” of the caption “Summary Term Sheet” is incorporated herein by reference.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the Form 10-K under the “Item 13. Certain Relationships and Related Transactions, and Director Independence” and in the Preliminary Information Statement under the caption “Identity and Background of the Directors and Officers of the Company and Affiliates” is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the Preliminary Information Statement under the caption “Identity and Background of the Directors and Officers of the Company and Affiliates” is incorporated herein by reference.

(c) Negotiations or Contracts. The information set forth in the Preliminary Information Statement under the caption “Identity and Background of the Directors and Officers of the Company and Affiliates” is incorporated herein by reference.

(d) Conflicts of Interest. None.

(e) Agreements Involving the Subject Company’s Securities. Not Applicable.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Use of Securities Acquired. The information set forth in the Preliminary Information Statement under the Caption “Special Factors – Purpose of the Reverse Stock Split” is incorporated herein by reference.

(b) Use of Securities Acquired. Not Applicable.

(c) Plans. The information set forth in the Preliminary Information Statement under the captions, “Summary Term Sheet,” “Questions and Answers about the Reverse Stock Split,” and “Special Factors,” “is incorporated herein by reference.

(d) Subject Company Negotiation. Not Applicable.

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Item 7. Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information set forth in the Preliminary Information Statement under the captions, “Summary Term Sheet,” “Questions and Answers about the Reverse Stock Split,” and “Special Factors—Purpose of the Reverse Stock Split,” is incorporated herein by reference.

(b) Alternatives. The information set forth in the Preliminary Information Statement under the caption “Special Factors -- Background of the Reverse Stock Split; Alternatives Considered by the Board” is incorporated herein by reference.

(c) Reasons. The information set forth in the Preliminary Information Statement under the captions, “Special Factors – Reasons for the Reverse Stock Split” is incorporated herein by reference.

(d) Effects. The information set forth in the Preliminary Information Statement under the captions, “Special Factors – Effects of the Reverse Stock Split on Unaffiliated Stockholders Who Hold Fewer than 200 Shares of our Common Stock in a Single Account”, “Special Factors -- Effects of the Reverse Stock Split on Unaffiliated Stockholders Who Hold 200 or More Shares of Our Common Stock in a Single Account”, and “Special Factors – Effects of the Reverse Stock Split on Affiliated Stockholders”, is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a) Fairness. The information set forth in the Preliminary Information Statement under the caption “Special Factors -- Factors Considered by the Board as to the Fairness of the Reverse Stock Split” and “Special Factors – Position of the Company Regarding the Fairness of the Reverse Stock Split” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Preliminary Information Statement under the caption “Special Factors -- Factors Considered by the Board as to the Fairness of the Reverse Stock Split” and “Special Factors – Position of the Company Regarding the Fairness of the Reverse Stock Split” is incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in the Preliminary Information Statement under the caption “Special Factors -- Background of the Reverse Stock Split; Alternatives Considered by the Board” is incorporated herein by reference.

(d) Unaffiliated Representative. The information set forth in the Preliminary Information Statement under the captions “Summary Term Sheet: Reports, Opinions and Appraisals” and “Special Factors-Factors Considered by the Board as to the Fairness of the Reverse Stock Split-Procedural Factors Disfavoring the Reverse Stock Split” is incorporated herein by reference.

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(e) Approval of Directors. The information set forth in the Preliminary Information Statement under the caption “Special Factors- Background of the Reverse Stock Split; Alternatives Considered by the Board” is incorporated herein by reference.

(f) Other Offers. The Company is unaware of any firm offer made by any unaffiliated person during the past two years for: (i) the merger or consolidation of the Company with or into another company, or vice versa, (ii) the sale or other transfer of all or any substantial part of the assets of the Company or (iii) a purchase of the Company’s securities that would enable the holder to exercise control of the Company.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a) Report, Opinion or Appraisal. The information set forth in the Preliminary Information Statement under the captions “Summary Term Sheet - Reports, Opinions and Appraisals” “Special Factors-Factors Considered by the Board as to the Fairness of the Reverse Stock Split-Procedural Factors Disfavoring the Reverse Stock Split” is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Preliminary Information Statement under the caption “Special Factors-Factors Considered by the Board as to the Fairness of the Reverse Stock Split-Procedural Factors Disfavoring the Reverse Stock Split” is incorporated herein by reference.

(c) Availability of Documents. Not applicable.

Item 10. Source and Amounts of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Preliminary Information Statement under the caption “Special Factors- Source of Funds for the Reverse Stock Split” is incorporated herein by reference.

(b) Conditions. None.

(c) Expenses. The information set forth under the caption “Questions and Answers about the Reverse Stock Split” in the Preliminary Information Statement is incorporated herein by reference.

(d) Borrowed Funds. Not Applicable.

Item 11. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Preliminary Information Statement under the caption, “Special Factors: Interests of the Company’s Directors and Executive Officers in the Reverse Stock Split” is incorporated herein by reference.

(b) Securities Transactions. None.

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Item 12. The Solicitation or Recommendation.

(a) Solicitation or recommendation. Not Applicable.

(b) Reasons. Not Applicable.

(c) Intent to tender. Not Applicable.

(d) Intent to tender or vote in a going-private transaction. Not Applicable.

(e) Recommendations of others. Not Applicable.

Item 13. Financial Statements.

(a) Financial Information. The information set forth in the Preliminary Information Statement under the captions “Financial Information” and “Where You Can Find More Information” is incorporated herein by reference.

(b) Pro Forma Information. Not Applicable.

(c) Summary Information. The information set forth in the Preliminary Information Statement under the caption “Financial Information-Summary Financial Information” is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. None.

(b) Employees and Corporate Assets. None.

Item 15. Additional Information.

(a) Information Required by Item 402(t) of Regulation S-K. Not applicable.

(b) Other Material Information. The information contained in the Preliminary Information Statement, including all exhibits attached thereto, is incorporated herein by reference.

Item 16.  Exhibits.

(a)(1) The Preliminary Information Statement, which was filed electronically with the Securities and Exchange Commission via EDGAR on April 21, 2020 immediately prior to the filing of this Transaction Statement, is incorporated herein by reference. In reliance on Instruction F to Schedule 13E-3, a copy of the Preliminary Information Statement is omitted as an exhibit to this Transaction Statement.

(b) Not Applicable.

(c) Not Applicable.

(d) Not Applicable.

(e) Not Applicable.

(f) Not Applicable.

(g) Not Applicable.

(h) Not Applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROKK3R INC.

Date: April 21, 2020	By:	/s/ Nabyl Charania
	Name:	Nabyl Charania
	Title:	Director and Chief Executive Officer

ROKK3R LABS LLC

	By:	/s/ Juan Montoya
	Name:	Juan Montoya
	Title:	Managing Member

ROKK3R FUEL FUND 2, LP

	By:	/s/ Jeffrey S. Ransdell
	Name:	Jeffrey S. Ransdell
	Title:	Managing Partner

NABYL CHARANIA

	By:	/s/ Nabyl Charania
	Name:	Nabyl Charania

GERMAN MONTOYA

	By:	/s/ German Montoya
	Name:	German Montoya

JEFFREY S. RANSDELL

	By:	/s/ Jeffrey S. Ransdell
	Name:	Jeffrey S. Ransdell

SALIM ISMAIL

	By:	/s/ Salim Ismail
	Name:	Salim Ismail

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